SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S/A. Rua.Tamoios, 246 – Jd. Aeroporto São Paulo / SP – CEP 04630-000 Fone: 55 11 5033-4200 Fax: 55 11 5033-4319

São Paulo, October 22, 2004

CVM – Securities and Exchange Commission of Brazil
Superintendência de Relações com o Mercado e Intermediários – SMI (Superintendency, Investors and Intermediaries Regulation)
Rua Sete de Setembro, 111 – 30º andar
20159-900 – Rio de Janeiro – RJ

Re: Accredited Brokers

Dear Sirs:

We hereby rectify the brokers authorized to trade Gol Linhas Aéreas Inteligentes S/A’s securities, under the scope of Bovespa – São Paulo Stock Exchange, in compliance with the provisions in chapter 8 of our Handbook of Disclosure and Use of Information and Trading Policy for Securities Issued by Gol Linhas Aéreas Inteligentes S/A.

Below, a list of accredited brokers, according to form included in the Exhibit II of the referred handbook:

1.	Banespa S/A CCVM
2.	Bradesco Corretora de Títulos e Valores Mobiliários S/A
3.	Itaú Corretora de Valores S/A
4.	Safra Corretora de Valores e Câmbio Ltda

We remain at your disposal for further clarifications deemed necessary on this matter.

Sincerely yours,

__________________________________
Gol Linhas Aéreas Inteligentes S/A
Investor Relations Officer

www.voegol.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.